Exhibit 99.1

Suite 215-800 West Pender St Vancouver, BC V6C 2V6 t: 604 669 2251 866 824 1100 f: 604 669 8577 w. www.kimberresources.com

NI 51-102

VOTING RESULTS REPORT

(Section 11.3)

ANNUAL GENERAL MEETING OF SHAREHOLDERS

DECEMBER 10, 2008

At the Annual General Meeting of the Shareholders of Kimber Resources Inc. (hereinafter called the “Company”) held in the Pacific Room of the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia at 1:30 p.m. on Wednesday, December 10, 2008 (the “Meeting”) all of the matters voted upon were conducted either by a show of hands or by a poll.    The following were the results of the voting:

1.

To receive the Comparative Consolidated Financial Statements of the Company for the financial years ended June 30, 2008 and 2007 and the Auditors’ report thereon:

UNANIMOUS VOTE IN FAVOR OF THE RESOLUTION BY SHOW OF HANDS

2.

To elect Leanne Baker, Dennis Bergen, Gordon Cummings, Frederick Graybeal, Peter Nixon, James Puplava, Stephen Quin and Donald Young as directors of the Company

ALL DIRECTORS PROPOSED BY MANAGEMENT WERE DECLARED ELECTED AS NO OTHER INDIVIDUALS WERE NOMINATED

3.

To appoint Deloitte & Touche LLP as Auditors of the Company

ON A VOTE BY BALLOT

       40,120,815 common shares (99.6%) in favour

            162,318 common shares (0.4%) withheld

Proxies representing 39,341,553 common shares, being 99.04% of the proxies delivered, authorized voting in favor of the election of Leanne Baker and proxies representing 383,184 common shares, being 0.96% of the proxies delivered, were instructed to be withheld from voting for Dr. Baker.

Proxies representing 39,475,063 common shares, being 99.37% of the proxies delivered, authorized voting in favor of the election of Dennis Bergen and proxies representing 249,674 common shares, being 0.63% of the proxies delivered, were instructed to be withheld from voting for Mr. Bergen.

Proxies representing 39,475,563 common shares, being 99.37% of the proxies delivered, authorized voting in favor of the election of Gordon Cummings and proxies representing 249,174 common shares, being 0.63% of the proxies delivered, were instructed to be withheld from voting for Mr. Cummings.

Proxies representing 39,474,933 common shares, being 99.37% of the proxies delivered, authorized voting in favor of the election of Frederick Graybeal and proxies representing 249,804 common shares, being 0.63% of the proxies delivered, were instructed to be withheld from voting for Dr. Graybeal.

Proxies representing 39,475,563 common shares, being 99.37% of the proxies delivered, authorized voting in favor of the election of Peter Nixon and proxies representing 249,174 common shares, being 0.63% of the proxies delivered, were instructed to be withheld from voting for Mr. Nixon.

Proxies representing 39,249,633 common shares, being 98.80% of the proxies delivered, authorized voting in favor of the election of James Puplava and proxies representing 475,104 common shares, being 1.20% of the proxies delivered, were instructed to be withheld from voting for Mr. Puplava.

Proxies representing 39,480,883 common shares, being 99.39% of the proxies delivered, authorized voting in favor of the election of Stephen Quin and proxies representing 243,854 common shares, being 0.61% of the proxies delivered, were instructed to be withheld from voting for Mr. Quin.

Proxies representing 39,472,563 common shares, being 99.37% of the proxies delivered, authorized voting in favor of the election of Donald Young and proxies representing 252,174 common shares, being 0.63% of the proxies delivered, were instructed to be withheld from voting for Mr. Young.

Dated this 18th day of December, 2008 at Vancouver, BC

Kimber Resources Inc.

  “Gordon Cummings”

Gordon Cummings

President & Chief Executive Officer